Nelson
Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 999 Peachtree Street, NE / 14th Floor / Atlanta, GA 30309-3964 Tel: 404.817.6000 Fax: 404.817.6050 www.nelsonmullins.com	Rusty Pickering Tel: 404.817.6117 rusty.pickering@nelsonmullins.com

January 25, 2007

Via Edgar
Mike Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC  20549

Re:  Banuestra Financial Corporation (formerly known as El Banco Financial Corp.)

Registration Statement on Form SB-2, amendment number 2

Filed December 7, 2006

File Number 333-135900

Dear Mr. Clampitt:

On behalf of Banuestra Financial Corporation (“Banuestra”), this letter responds to the Staff’s comment response letter dated January 11, 2007 regarding the registration statement of Banuestra referenced above.  To be consistent with the style used in the registration statement, the terms “we” and “our” in this letter refer to Banuestra rather than this law firm.  The responses in this letter are based on representations made by Banuestra management to this law firm for the purpose of preparing this letter.

Prospectus Cover

1.                                       We note that at least a portion of the underwriter warrants are exercisable within one year.  Please advise us why the warrants and underlying stock have not been registered.

Response:

We have amended the registration statement to register the warrants granted to underwriters and the underlying stock.  The stock underlying the warrants has been added to and is included in the common stock to be registered as listed on the cover page.

2.                                       Revise the cover page to include the information required by Item 501(a)(8)(i) and 501(a)(9)(i) of Regulation S-B.

Response:

Item 501(a)(8)(i) requires a registrant to disclose “[a] bona fide estimate of the range of the maximum offering price and maximum number of shares or units offered.”  We have revised the cover page of the prospectus to include a range in lieu of a specified price.  We currently have blanks where the range will be and will amend our registration statement to provide for a price range prior to printing preliminary prospectuses.

Item 501(a)(9)(i) requires a registrant to disclose the “[n]ame(s) of the lead or managing underwriter(s) and an identification of the nature of the underwriting arrangements.”  On the cover page, we have disclosed the name of the underwriter, GunnAllen Financial, Inc., and we have disclosed that the offering is a firm commitment underwriting.

Inside cover page graphics

3.                                       The first page of graphics appears overly promotional.  Your current revenue is almost entirely from the Atlanta area, yet the top, right hand chart is the only information that might reflect significantly on that market.  Further, this chart does not appear to use consistent vertical and horizontal units, which seems to be reflective of the promotional nature of this page.  Finally, the other information does not appear to be significant to your current or foreseeable operations and may lead the reader to believe that your prospects for growth are in line with the trends you describe.  Please revise.

Response:

We have replaced the first page of graphics with a graphic page showing pictures of our board of directors and officers.

4.                                       Please revise the second page of graphics to clarify the significance of the Atlanta operations relative to the other operations you pinpoint, otherwise this graphic also appears overly promotional.

Response:

We have added a footnote to this graphic to detail the relative importance of our Banuestra retail operations in Atlanta vs. our Banuestra Solutions operations.

Summary

5.                                       Please update the filing to reflect the events of the referenced January 5 shareholder meeting and, as warranted, the anticipated February 4, 2007, consolidation.

Response:

We have updated the disclosure throughout the document as applicable to reflect that on January 5, 2007 our shareholders approved (a) an amendment to our Bylaws to increase the maximum number of directors from nine to thirteen, and (b) an amendment to our articles of incorporation to effect the two-for-three reverse split, which we implemented on January 17.  We have updated the disclosure to discuss the events of the anticipated consolidation on February 4, 2007.

6.                                       Under appropriate subheading discuss the dilution to buyers in this offering.

Response:

On page 6 of the Summary, we have added under a subheading Dilution an explanation of the dilution to buyers in this offering.

7.                                       Under appropriate subheading discuss the market for the stock after the offering.  Include, as noted on page 13, that you expect the stock to be thinly-traded and briefly describe the consequences of this.

Response:

On page 6 of the Summary, we have added disclosure under a subheading Market for Shares of Common Stock in response to this comment.

8.                                       Under a subheading financial interest of current shareholders, please disclose, with quantification, the ownership interest of Mr. Collins and Woodforest Financial Corp. in Nuestra Loan, LLC.  Also, disclose whether any officers and directors of your company are affiliated with Woodforest Financial Corp.  Disclose the relationship between Mr. Collins and Nuestra Loan in the Certain Relationships section and consider the need to include Woodforest Financial as a 5% shareholder.

Response:

On page 7 of the Summary, we have added disclosure under a subheading “Financial Interest of Current Officers, Directors and Shareholders” in response to this comment.  We have also added additional disclosure under Certain Relationships and Related Transactions.

We note that:

•                   Woodforest Financial Group, Inc. (“Woodforest”) owns approximately 27.9% of Nuestra Loan, LLC, and received warrants to purchase 93,350 shares of our common stock as a result.  Woodforest has not exercised any of its warrants and is not a beneficial owner of more than 5% of the outstanding shares of Banuestra as that percentage is calculated for purposes of the principal shareholders table in the prospectus.  Even if Woodforest were to exercise all of its warrants, it would own approximately 2.65% of the outstanding shares of our common stock.  We have therefore not named Woodforest as a greater than 5% owner of Banuestra.

•                   Woodforest does not control Nuestra Loan, LLC, and none of our officers or directors is affiliated with Woodforest.

•                   Mr. Collins is the sole managing member of Nuestra Loan, LLC.  We have added this information to the Summary and Certain Relationships and Related Transactions.

General, page 1

9.                                       As commented upon in our last letter, please avoid promotional text in this section and throughout your filing.  This currently takes different forms.  For example, in the first line you describe the company as “established.”  Your company has an ongoing history of losses and is currently undergoing major, operational restructuring.  This is not reflective of an established company.  Other similarly promotional language includes “solid foundation” and “scope and magnitude.”  Please revise the filing to eliminate this type of promotional language.

Response:

We have revised our disclosure throughout the prospectus in response to this comment.

10.                                 You need to establish facts in a correct and balanced fashion from the outset.  For example, it is not until late on the second page that readers are informed of your ongoing net loss situation.  Please significantly revise this section to present the most important information first.  The first few paragraphs need to briefly and clearly disclose:

•                  When the company began operations and what you have been doing, clearly indicating the most material aspects of your historical operations and your dependence on the Atlanta market,

•                  your history of losses, with quantification, and that you expect these to continue for the foreseeable future,

•                  a brief outline of the most material operations that you will have upon completed separation from SunTrust,

•                  quantification of your pro forma losses assuming separation from SunTrust,

•                  your plan for new operations going forward and

•                  that you are unable to predict whether your company will ever be profitable.

Response:

We have revised our disclosure on the first page of the Summary in response to this comment.

11.                                 Please quantify the expected percentage contribution to revenue and net income upon the separation from SunTrust of each of your most material lines of operation.  Also, on page 43, discuss the relative importance of your different listed offerings.

Response:

We have revised our disclosure on the first page of the Summary and on pages 47-48 in response to this comment.

12.                                 You say in the paragraph bridging pages 2 and 3 that your losses have primarily been due to your association with SunTrust.  Please explain this.  We note that your operations were unprofitable for four years under NBC.  Please place factors such as these in descending order of importance.

Response:

We have revised our disclosure in the Summary and on page 51 in response to this comment.

13.                                 Where appropriate in the prospectus, please discuss why you are moving from a path of being more like a bank, under NBC and then SunTrust, to a path of being less like a bank.  We note the statement at the top of page 52 that you feel you will be better able to service your target market.  Please disclose the reasoning for this change in some detail.  Take into account that your historical operations have always been linked with a bank and only a few months ago you planned to buy a bank in order to pursue a traditional banking path.

Response:

We have revised our disclosure in the Summary and on page 57 in response to this comment.

14.                                 You say in the filing that you are attempting to move your customers to more sophisticated, traditional patterns of financial management.  We assume this includes savings, checking and borrowing, which you do not provide.  Where appropriate, discuss the implications of this customer growth on your long term operations and profitability.

Response:

We have revised our disclosure on pages 46, 49 and elsewhere to clarify that going forward we will be attempting to move our customers from cash based financial management to our prepaid debit cards and our consumer loan programs (to be developed), which we can provide as a money services business.

15.                                 Also, where appropriate, consider the need to explain how this transition reflects on the value of your consulting services.  You initially came to consulting with experience that in some ways was much like banking, and you promoted yourself to banks.  Now you are moving away from this yourself, yet you still want to do consulting for banks.

Response:

We have revised our disclosure on page 54 in response to this comment.  We do not believe that our transition to a non-bank financial services provider will have a material effect on our credibility or ability to market our services in the bank marketplace.  We note that the vast majority of bank technology and consulting companies are not themselves banks.  We will continue to offer the non-traditional financial services, such as check cashing, money transfer, and bill payment services, that we recommend banks adopt to be successful in the Hispanic market.  We will also continue to use internally and develop our Conexión El Banco check cashing system.

16.                                 If the name of the 12 operating locations was previously different please note this and give the former name.

Response:

We have always operated our retail locations under the name “El Banco de Nuestra Comunidad.”  Our corporate name has changed over time from: (a) Nuestra Tarjeta de Servicios, Inc. to (b) El Banco Financial Corporation to (c) Banuestra Financial Corporation.

To fund our operating cash needs…. page 8

17.                                 Here and on page 18, please quantify the amount you feel you need to borrow during the next 12 months.  Also disclose here whether you have any specific arrangements for this.

Response:

In the Risk Factors on page 11 and on page 48, we have disclosed the range and estimate of the amount that we intend to borrow over the next 12 months.  Actual amounts will depend on the results of our lending program.  We have disclosed that we have no specific arrangements for this indebtedness.

Our Check cashing services…. page 9

18.                                 Please briefly clarify the impact and requirements of Check 21.

Response:

After further review, we have determined that Check 21 is not a risk factor and may actually benefit our business by decreasing clearing time, lowering our obligation to finance the float.  We have revised this risk factor to clarify that the risk to our business is the replacement of check cashing transactions with electronic transfer of funds.

We face competition from global…. page 10

19.                                 Please explain what you mean by “global and niche or corridor” money transfer providers.

Response:

We have revised our disclosure to remove this reference and to focus on competition from all money transfer providers.

Use of Proceeds, page 17

20.                                 Please disclose in the fourth bullet the approximate number of people you will hire with the proceeds.  As need be, reconcile this information with the disclosure on page 25.  You say there you plan to reduce the number of employees by 40%.

Response:

We have revised our disclosure on pages 20 and 62 to reflect the estimated number of employees that we expect to hire in the next 12-18 months.  We note that the pro forma disclosure reflects the loss of revenue attributable from the disassociation from SunTrust, but does not reflect any change in business we plan to undertake, including adding new products and opening additional locations.  The transition from a bank to a money services business allows us to reduce the number of employees per retail location by approximately 40% due to different regulatory requirements.  Because we plan to open an additional 18 locations, we will not terminate these employees, but instead plan to redeploy them at other locations.  Therefore, we plan to reduce our number of employees per retail location by 40% over time, but we do not plan to reduce the number of total employees.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Relationship with SunTrust and Our Transition to a Money Services Business, page 52

21.                                 We note that you are required to return the daily operating cash currently provided to you by SunTrust which averaged $2.8 million during October 2006.  Please tell us:

•                  how this cash was accounted for on your balance sheet at December 31, 2005 and September 30, 2006; and

•                  why you have not adjusted for this return of cash on your pro forma balance sheet.

Response:

We do not reflect the daily operating cash on our balance sheet because this cash belongs to SunTrust, not us.  Because this cash does not appear on our balance sheet, we have made no adjustment on the pro forma balance sheet to reflect its return to SunTrust.  We have revised the pro forma balance sheet to reflect the loan we will obtain to replace this cash.

Employees, page 57

22.                                 Your disclosure indicates an expected increase in staffing as a result of continued growth.  This disclosure appears to conflict with your pro forma adjustment and related disclosure in the filing discussing an estimated 40% reduction in retail location personnel.  Please:

•                  explain or revise this disclosure, as appropriate; and

•                  consider including an MD&A discussion of management’s estimate of how your future, overall employee situation (i.e., estimated reduction related to transition agreement with SunTrust and increased staffing as a result of continued growth) is expected to impact the operations and liquidity of your business going forward.

Response:

As discussed in our response to 20 above, we believe we can reduce the number of our employees per retail location by 40%, but we expect to increase the overall number of employees due to opening 18 additional locations, adding lending services and growing our consulting and Conexión El Banco businesses.  We have revised our disclosure on pages 29 and F-30 to reflect this information and on page 20 and 62 to include the number of additional employees that we expect to hire within the next 12 to 18 months.  We have revised the Liquidity and Capital Resources section of MD&A to disclose that hiring additional employees will increase our expenses going forward.

Executive Compensation, page 62

23.                                 Update this disclosure for 2006.

Response:

We have revised the executive compensation disclosure for 2006 in accordance with the new executive compensation disclosure requirements.

Certain Relationships…, page 65

24.                                 Please quantify the amounts guaranteed, referenced in the first and second paragraphs.

Response:

We have revised the disclosure on page 73 to include the total amount guaranteed under each lease and the present value of each guarantee.

Principal Shareholders, page 68

25.                                 With regard to the 494,742 warrants issued in the Nuestra Loan, revise the footnotes herein to indicate if any of the warrants were received as part of that loan.  In addition, confirm that no other holder of the warrants needs to be listed herein.

Response:

Each individual listed in the principal shareholders table who received warrants in connection with an investment in Nuestra Loan, LLC has exercised his or her warrants and has received the underlying common stock.  We have indicated in the footnotes how many shares of common stock owned by each individual are attributable to the exercise of warrants received by virtue of their investment in Nuestra Loan, LLC.

Underwriting, page 72

26.                                 Please describe, with quantification, the required purchase referenced at the end of the third full paragraph on page 73.

Response:

We have revised the disclosure to clarify that the underwriter may, but is not required, to exercise the over allotment option.

27.                                 Noting your disclosure in the penultimate paragraph on page 74 regarding penalty bids, and other discussion regarding stabilization transactions revise to disclose the restrictions imposed by Rules 103 through 105 of Regulation M and also indicate your intention to comply therewith.

Response:

We have revised the disclosure to address this comment.

Audited Financial Statements — December 31, 2005

Statement of Operations, page F-4

28.                                 We note your response to comment 43 of our letter dated August 15, 2006 and your belief that the indicators and considerations discussed support reporting of revenues on a gross basis.  We also note your response to comment 52 of our letter dated October 10, 2006 that provided additional information to support your conclusion.  Taking all facts and circumstances into consideration we believe that those conditions cited in EITF 99-19 supporting net presentation outweigh those in supporting gross presentation.  Please revise accordingly.

Response:

We have restated our financial statements and revised our disclosure in response to this comment.

Unaudited Financial Statements — September 30, 2006

General

29.                                 We note your response to comments 59 and 60 of our letter dated October 10, 2006.  Please tell us the following as it relates to your up-front recognition of the entire $500,000 payment received from SunTrust as non-operating revenue during the nine months ended September 30, 2006:

•                  whether the payment is refundable in any circumstance, such as in events of default as set forth in Section 12 of your Transition Agreement;

•                  whether the Transition Agreement with SunTrust contains multiple elements that have independent economic value or substance;

•                  whether any of the elements separately would meet the definition of an asset or liability;

•                  whether there are instances where similar elements would be purchased or sold on an individual basis; and

•                  whether the company has a reasonable basis to make an allocation among the elements.

In preparing your response, please consider the covenants and agreements set forth in Section 7 and events of default in Section 12 of your Transition Agreement with SunTrust.  Also refer to Joe D. McGrath’s Remarks Before the 2006 AICPA National Conference on Current SEC and PCAOB Developments, which is located on our website at www.sec.gov/news/speech/2006.

Response:

The $500,000 payment from SunTrust is primarily for (a) the release of all claims given by Banuestra to SunTrust pursuant to the Transition Agreement and (b) the agreement by Banuestra to set a date certain for the termination of the Bank Lease and Marketing Agreement.  Under Section 7.2(g) of the Bank Lease and Marketing Agreement, SunTrust has the right to terminate the agreement on six months’ notice.  Under Section 7.3(a) of the Bank Lease and Marketing Agreement, however, the Bank Lease and Marketing Agreement continues in effect until we can purchase the deposit accounts from SunTrust.  Under Section 7.4(a), the parties acknowledge that the deposit accounts cannot be transferred until we receive regulatory approval pursuant to our own bank charter.  It is unclear when we would be able to obtain our own bank charter.  These provisions, taken together, prevent SunTrust from exiting our relationship until we have obtained a bank charter, notwithstanding the six months’ termination notice.  Our agreement under the Termination Agreement to set a date certain for termination was therefore valuable to SunTrust.  The $500,000 is for the agreement to fix the termination date, rather than for the termination itself.  The $1.5 million payment is for the actual termination.  This amount is reduced over time.  The later the actual termination, the lower the payment will be, until it reduces to zero.

The $500,000 payment cannot be for the conversion of our deposit accounts to SunTrust, as the $500,000 is due and payable whether we are able to keep the accounts or must allow them to move to SunTrust.

You have also asked us to consider the covenants and agreements set forth in Section 7 of the Transition Agreement with regard to this analysis.  Section 7 has three main elements:

•                  Regulatory approvals.  Section 7(b) requires us to file regulatory approvals as required to effect the Transition Agreement.  This requirement is ancillary to the other obligations and rights in the Transition Agreement, but does not directly benefit SunTrust other than to give value to the other elements of the Agreement.  SunTrust is not paying Banuestra to file regulatory approvals; it is merely requiring Banuestra to act expediently in fulfilling it obligations in good faith.

•                  Cooperation and Further Assurance.  Similarly, Section 7(c) requires the parties to cooperate and act in good faith to fulfill their obligations.  This is a standard contractual term and is not a separate obligation that has separate or distinct economic value.

•                  Repurchase of STB Investment.  This provision grants us the right to buy SunTrust stock for a nominal value.  This has value to us, but not to SunTrust.  There is no reason why SunTrust would pay us to buy their shares below market.

In response to your specific comments:

•                  The payment is not refundable under any circumstances.  Section 12 of the Transition Agreement defines the events of default and the remedies for them.  There is no requirement in Section 12 that Banuestra refund the $500,000 upon an event of default.  In fact, the default accelerates SunTrust’s ability to convert our accounts to their own, which provides SunTrust with additional value.

•                  The transition agreement does contain multiple elements.  Primarily, we agreed to (a) set a date certain for the termination of the Transition Services Agreement; and (b) give a full release to SunTrust of all claims and potential claims.  These agreements and the value for them were fully realized on the date the Transition Agreement was executed.  Nothing more was required of Banuestra to earn these funds.  We are unable to assign independent, identifiable value or substance to these elements.

•                  None of the elements identified above would meet the definition of an asset or liability.

•                  None of the elements identified above would be purchased or sold on an individual basis.

•                  We do not have a reasonable basis to make an allocation among the elements identified above.

Unaudited Pro Forma Condensed Financial Statements for the Elimination of SunTrust-Related Business

Unaudited Pro Forma Statements of Operations, pages F-32 and F-33

30.                                 We note adjustment (c) to reduce expenses for the anticipated reduction in your retail location personnel by approximately 40%.  It is appropriate to include an MD&A discussion of management’s estimate of how these actions are expected to impact the operations and liquidity of your business going forward, however the timing and effects of these actions are too uncertain to meet the S-X Article 11 criteria for pro forma adjustments.  Please either:

•                  Remove this adjustment from your pro forma Statement of Operations; or

•                  Provide us with factually supportable information (i.e., employee termination agreements, etc) to substantiate that this adjustment meets the criteria of S-X Article 11.

Response:

We have eliminated the reduction in personnel from our pro forma financial statements and have revised our disclosure accordingly.

Recent Sales of Unregistered Securities, page II-2

Sales of Common Stock

31.                                 Noting the significant number of investors and your reliance upon the exemption under 4(2) of the Securities Act, provide the staff with a legal analysis as to the availability of relying upon 4(2) given the number of investors.  In addition, if an offering circular or memorandum was used, provide a copy to the staff.

Response:

We have revised the disclosure to indicate that three offerings were made to a single accredited investor in reliance on Section 4(2).  We conducted all of the other offerings in accordance with Rule 506.  In connection with each offering, we received investor questionnaires from all investors and limited our offerings to those investors whom we believed in good faith to be accredited investors based on the information provided.  We also received subscription agreements pursuant to which each investor indicated his intent to hold the securities for investment purposes and not for resale.  We filed a Form D for each offering conducted pursuant to Rule 506.  Per your request, we are providing supplementally a copy of each offering circular and memorandum used in each Rule 506 offering.  For the January 16, 2006 private offering under Section 4(2) of the Securities Act, we received an investor questionnaire and subscription agreement as previously described in this paragraph.  We also delivered to that investor the offering circular that we used in connection with the Nuestra Loan, LLC offering, which is being provided supplementally pursuant to our response to comment 32 below.  The June 1, 2005 to October 1, 2005 offering was made to an investment banking firm that is a registered NASD member.  The December 6, 2003 private offering pursuant to Section 4(2) was made to The National Bank of Commerce (“NBC”) in association with our entry into the Bank Lease and Marketing Agreement dated December 6, 2003, pursuant to which NBC conducted extensive due diligence.  We obtained accredited investor and non-distribution representations and warranties from NBC.

32.                                 Revise the discussion under Nuestra Loan, LLC to indicate the Rule under regulation D relied upon and the facts that make the exemption available.  In addition, if an offering circular or memorandum was used, provide a copy to the staff.

Response:

We have revised the disclosure in this Section to clarify that we relied on Rule 506 to issue the warrants for our common stock associated with the investment made by Nuestra Loan, LLC.  We have enclosed with this response letter a copy of the offering circular used by Nuestra Loan, LLC to sell membership interests in Nuestra Loan, LLC.  Given the affiliated nature of our relationship with Nuestra Loan, LLC, the offering circular provided detailed disclosure about Banuestra.  As a part of this offering, we received investor questionnaires from all investors and limited our sales to those investors whom we believed in good faith to be accredited investors based on the information provided.  We also received subscription agreements pursuant to which each investor indicated such investor’s intent to hold the securities for investment purposes and not for resale.

Undertakings, page II-3

33.                                 It appears that you have provided the undertaking in paragraph (g) of Item 512 of Regulation  S-B instead of using paragraph (f).  Please revise or advise as to why you believe paragraph (g) is appropriate.  In addition, add the undertaking required by Item 512(d) of Regulation S-B.

Response:

We have revised the document to replace the undertaking from paragraph (g) of Item 512 of Regulation S-B with the undertaking set forth in paragraph (f) of Item 512.  We have also added the undertaking required by Item 512(d).

If you have any questions regarding Amendment No. 3, please call me at (404) 817-6117.

Sincerely,

/c/ Rusty Pickering

Rusty Pickering

cc:           David Lyon

Don Walker

Benjamin Phippen

Drew W. Edwards